1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

Our File No. 1707

 November 22, 2007

VIA EMAIL & EDGAR:

SchulerG@SEC.GOV; and  delaneyd@sec.gov

Attention: George Schuler

Cc: Donald Delaney

United States Securities & Exchange Commission

Division of Corporate Finance

100 F Street , N.E.

Washington, DC

20549-7010

Dear Mr. Schuler, Mining Engineer

re:

Canarc Resource Corp.  (the "Company")

Form 20F for the Fiscal Year Ended December 31, 2005 / 2006

File Number 000-18860

Thank you for your engineering comments numbered 5 through 9 of the SEC’s July 31, 2007 letter as sent to us by Mr. Delaney.  Prior to carrying out significant amendments to the Company’s most recent 20F, being its December 31, 2006 Form 20F, we thought it best to write to you to ask for clarification and to set out some initial comments.    Note that we are assuming you were satisfied with our responses in our January 23, 2007 email on the Company’s December 31, 2005 Form 20F.

Note we hope to take part in a conference call with Mr. Delaney in the first week of December on outstanding audit issues.  If you think there are some items that are clearly outstanding, that we could resolve or discuss at that time, please see if you can join the call.   We will keep you up to date on this potential meeting, as we get closer to finalizing a time and date.

With all respect, it appears that based on your comments, the SEC is “moving the goal posts” and adding on significant additional disclosure to matters that, we had thought, had already been resolved to your satisfaction.  We were under the impression that, based on the December 2005 Form 20F, that the Company’s technical disclosure and its overall method of disclosure, was satisfactory.

As partly mentioned in our prior correspondence, we believe that there are sound policy, legal and administrative reasons for the Company’s disclosure methods, including the inclusion of a verbatim summary excerpted directly from its already filed (SEDAR and Edgar) National Instrument 43-101 compliant reports on the properties in question.  To summarize:

1.

Full in-depth NI 43-101 reports on both the New Polaris and Benzdorp properties have been filed on SEDAR and Edgar in both 2006, and updated reports again filed in 2007.  These reports are easily accessible to the public, have been fully referred to within the Company’s Canadian annual filing (being its “AIF”) and within its U.S. Form 20F.  Below is a chart of its recent filings on EDGAR:

Report #	Exhibit Title	Date of Filing on EDGAR
Report 1	Technical Report titled “Report on the 2003 to 2005 Exploration Program On The New Polaris Mine Site, North Western British Columbia” dated October 1, 2006, prepared by John A. McClintock, P.Eng.	July 12, 2007
Report 2	Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated October 1, 2006, prepared by John A. McClintock, P.Eng.	July 12, 2007
Report 3	Technical Report titled “Resource Potential, New Polaris Project” dated March 14, 2007 prepared by R.J. Morris, MSc, P.Geo. and G.H. Giroux, MASc, P.Eng.	July 12, 2007
Report 4	Technical Report titled “Summary Report on the Benzdorp Project Suriname” dated March 22, 2007, prepared by James G. Moors, P.Geo.	July 12, 2007
Report 5

Technical Report titled “Resource Potential, New Polaris Project”, dated 5 March 2007 and “New Polaris Project, Preliminary Assessment” dated October 4th, 2007. prepared by J.Gray P.Eng., R.J. Morris, MSc, P.Geo. and G.H. Giroux, MASc, P.Eng.

October 12, 2007

Would not a specific link to the EDGAR filed full technical reports help to answer your concerns?

2.

Due to a Canadian requirement to obtain and file specific and clear consents from the report writers and related certificates, it is usually only possible to include verbatim summaries pulled directly from those already filed NI 43-101 reports.  The wording of these summaries cannot be amended without a re-writing of the original report or extensive delays.  We submit that the best way to properly disclose a summary on the property is, for the most part, to include the NI 43-101 summary and to clearly disclose the author or writer and the location of the full report.
We suggest that it is unclear and confusing to have to include significant additional disclosure in the Form 20F, outside of the already included summary, which would be required to answer several of your comments set out in your letter of July 31, 2007.

3.

If the Company must also include additional technical disclosure, under the requirements of NI 43-101, we must make certain disclosure and representations relating to the author of each such piece of additional technical disclosure.
We believe this will result in piece-meal, and likely confusing, disclosure throughout the property descriptions with several references to different geologists for certain paragraphs.  It is likely that, if we still include the verbatim summary from the 43101 report, that the disclosure will necessarily jump around between specific and general topics, and result in disclosure quite difficult to follow.
We submit that this would not be in the interest of the public for a clear and readable disclosure document.

P:\Clients\1-Sedar\Canarc\SEC&TSE\SEC emailSchuylerNov07.doc

4.

It is our understanding that the SEC has confirmed they have accepted NI 43-101 as an acceptable policy by which foreign private issuers can carry out their technical disclosure, despite potential relatively nonmaterial differences with the SEC policies and Industry guide 7.  If this is not the case, we would appreciate if you would clarify this issue as to when exactly we can rely on NI 43-101.
Would not a specific link to the EDGAR filed full technical reports help to answer your concerns?    As previously mentioned, the Company had just undergone a thorough continuous disclosure review by the B.C. Securities Commission and the Company’s disclosure style set out in the December 2005 Form 20F (upon which the 2006 Form 20F disclosure was modelled), was found to be completely compliant with NI 43-101.

5.

As the Company must prepare these two yearly disclosure documents (the AIF and the Form 20F, on a yearly basis, there are significant benefits to allow the Company to rely on similar disclosure when providing disclosure on its material mineral properties.  Again, we would submit, that a verbatim summary completed by the Qualified Person taken from the filed report, possibly with some of the additions that you had suggested earlier in your letter, along with a clear reference to the filings on SEDAR and Edgar of the full technical reports, would meet your requirements.

6.

In relation to your specific comments numbered 5 through 9 of the SEC’s July 31, 2007 letter on the Form 20F for the period ended December 31, 2006, we comment as follows:

o

#5 –  We believe the full report (Report 1) properly deals with this issue at items 6 and 7 of that Report 1, beginning on page 5.  While this report may not specifically deal with each and every item in Industry Guide 7, we submit that it does meet NI 43-101 requirements (having been extensively reviewed and approved by the B.C. Securities Commission  for dissemination), and these issues have been covered in prior reports or in the Company’s news releases.   We also believe our comments in sections 1 through 5 above also touch on this issue, and, we submit, support the existing disclosure.

o

#6- We note that, for its material properties, to which Industry Guide 7 applies, the several issues mentioned are covered off in Report 1 (in the Summary and elsewhere) and Report 2 (Item 6 in particular) and in other reports.  We believe our comments in sections 1 through 5 touch on this issue, and, we submit, support the existing disclosure.

o

#7- the cut-off grades are shown in the chart on page 28 of the Form 20F.  Also, does not the NI 43-101 definitions themselves and CIM guidelines deal with the issue of the reasonable prospect of economic extraction?  The Company’s technical staff  had the following general comments on the issue of cut-off grade:

“This is always a fairly thorny issue; a bit of a chicken or the egg thing.  It is irresponsible to apply a cut-off grade too early in the exploration/resource definition process as it is indicating knowledge of the economics before the general size of the resource has been defined.  Virtually all advanced exploration (or "resource definition") projects are conducted based on broad-brush considerations of economic viability... ie.  industry norms from similar deposits that are currently active.  In Polaris’ case, a high-grade vein gold deposit,  an average grade of 12 gpt Au over an average width of > 3 metres is well within the ballpark for economic extraction.

P:\Clients\1-Sedar\Canarc\SEC&TSE\SEC emailSchuylerNov07.doc

 Our Feb 1, 2007, 43-101 compliant resource calculation news release states  multiple cut-off grades as at that preliminary stage, prior to the economic  evaluation.  The QP on the Resource calculation, Gary Giroux, deems this to  be a very good method to show alot of good information to investors.  In  Polaris' case, these figures back up our classification/interpretation that  it is a high grade gold deposit, ie. as you drop the cut-off grade you are  not adding copious ounces to the resources.

  We eventually determined a cut-off grade once our economic assessment was  completed and it is stated in the August 20, 2007 news release: "The base case production model is summarized below: Scheduled Resources 806,000 tonnes measured and indicated grading 13.2 gpt  Au (after dilution) and  944,000 tonnes inferred grading 11.9 gpt Au (after  dilution) and a 9 gpt cutoff"

We also believe our comments in sections 1 through 5 touch on this issue, and, we submit, support the existing disclosure.

o

# 8 - There are currently no proposed exploration programs.  This matter has been updated in the Company’s August 7, 2007 news release (copy attached) and we submit it may make the most sense to just rely on the existing public record, rather than putting in old information which would be out of date or putting in current information, which could suggest all other disclosure it ‘as of’ a more current date.  We believe our comments in sections 1 through 5 touch on this issue, and, we submit, support the existing disclosure.

o

# 9 - We believe our comments in sections 1 through 5 touch on this issue, and, we submit, support the existing disclosure.  These matters are specifically covered in the various Reports.

We thank you for your consideration of the above.  If you believe there is some room for movement by you that would allow us to strike a balance, we would appreciate your comments.  As mentioned, we are in the process of setting up a phone conference in the near future with Mr. Delaney (likely the first week of December), and would appreciate your attendance if you believe we could more easily resolve some of your comments.

Yours truly,

Vector Corporate Finance Lawyers

“Stewart L. Lockwood “

Stewart L. Lockwood

Barrister & Solicitor

P:\Clients\1-Sedar\Canarc\SEC&TSE\SEC emailSchuylerNov07.doc

NEWS RELEASE

Preliminary Assessment Indicates Positive Results for

New Polaris Gold Mine Project, BC

Vancouver, Canada – August 20, 2007 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DBFrankfurt: CAN) announces that a preliminary assessment of building an 80,000 oz per year gold mine at the New Polaris property in northwestern BC has now been completed with positive results. At a US$650 per oz gold price, the project generates a pre-tax undiscounted net present value (NPV) of CA$60.4 million and a pre-tax tax internal rate of return (IRR) of 14.9% (after-tax NPV of $40.9 million and after-tax IRR of 11.1%).

Canarc management commissioned Moose Mountain Technical Services (MMTS) as independent consultants to work with Canarc personnel in developing the conceptual mine plan and mining capital and operating costs; Jasman Yee and Associates Inc. for the metallurgical testwork, process design, mill capital and operating costs; and Beacon Hill Consultants (1988) Ltd. for the financial analysis.  All three consultants contributed to the preliminary assessment for an 80,000 oz per year, high grade, underground gold mine at New Polaris.  J.H. (Jim) Gray, P.Eng. of MMTS is the Qualified Person for the preliminary assessment report.

The base case production model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The base case financial parameters are as follows:
Gold Price	US$ 650 per oz
Exchange Rate	US$ 0.90 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 327 per oz (excluding offsites)

Pre-Tax After-Tax
Net Present Value (NPV) (0%)	CA$60.4 million CA$40.9 million
NPV (5%)	CA$32.6 million CA$18.4 million
NPV (8%)	CA$20.3 million CA$ 8.3 million
NPV (10%)	CA$13.4 million CA$ 2.7 million

Pre-Tax After-Tax

Internal Rate of Return	14.9% 11.1%
Payback Period	3.8 years 4.7 years

The preliminary assessment indicates that the New Polaris base case production model and financial parameters have positive potential and therefore further work is recommended to optimize the project and complete a feasibility study.

The preliminary assessment is based on resources, not reserves, and a portion of the modeled resources to be mined are in the inferred resource category. Resources are normally considered too speculative geologically to have economic considerations applied to them so the project does not yet have proven economic viability.  The New Polaris current resources were previously disclosed in a news release dated February 1, 2007 and in a NI 43-101 technical report filed on SEDAR on March 15, 2007.

The CA$90.5 million capital costs include CA$19 million to complete a feasibility study, as well as the capital needed to purchase equipment, further develop the mine and construct the plant and site infrastructure. The US$327 per oz cash cost includes site related costs prior to the shipping and sale of concentrates. Offsite costs for concentrate transportation and processing are treated as deductions against sales.

The Net Present Values are life of mine net cash flows shown at various discount rates.  The Internal Rates of Return assume 100% equity financing.

The New Polaris project is sensitive to the price of gold. At US$600 per oz gold, the pre-tax NPV is CA$26 million with an IRR of 7%, or an after-tax NPV of CA$18 million and an IRR of 5%.  At US$750 gold, the pre-tax NPV jumps to CA$130 million and the IRR increases to 29%, or the after-tax NPV increases to CA$87 million and the IRR increases to 22%.

The project is also sensitive to the US$/CA$ exchange rates and gold recoveries. Each 1% change in the US$/CA$ exchange rate indicates a change of approximately CA$0.3 million in after-tax undiscounted NPV.  Changes in recoveries produce similar results.

Canarc’s management believes that opportunities exist to improve the base case model such as:

- Increasing resources and therefore mine life;

- Increasing gold recoveries and concentrate grades;

- Increasing production to enhance economies of scale;

- Reducing transportation costs; and

- Reducing offsite processing costs.

The main cost risks include:

- Rising engineering and construction labour and equipment costs due to limited availability;

- Escalating capital costs if there are project delays;

- Rising operating costs due to inflation and commodity shortages; and

- Fluctuations in US$/CA$ exchange rates.

P:\Clients\1-Sedar\Canarc\SEC&TSE\SEC emailSchuylerNov07.doc

Additional flotation test work is now underway to try and improve gold recoveries and concentrate grades. Autoclave and bio-leach test results will also be completed within the next month, which should allow management to initiate discussions with potential buyers of the New Polaris concentrates.

The base case model includes conventional barging of concentrates off-site during the summer season. However Canarc’s neighbour, Redcorp Ventures, has applied for permits to operate year-round air cushion barges, (“ACB’s”) towed by amphibious vehicles (“Amphitracs”) in order to service their proposed Tulsequah Chief mine.  Such technology may also be advantageous for Canarc and will be evaluated as part of a feasibility work program.

Canarc is now considering a feasibility work program to include driving a decline from surface down to the 1050 mine level (1000 feet below surface), developing one or more drifts and raises within the C vein, trial mining to extract a bulk sample, shipping and processing of a representative portion of the bulk sample for final metallurgical testing, finalizing the process flow sheet and completing a feasibility study at an estimated cost of CA$18.7 million, subject to financing.

Bradford Cooke, Chairman and CEO, commented “It is gratifying to see the New Polaris gold mine project come through a rigorous preliminary assessment of building an 80,000 oz per year high grade underground gold mine with positive results.  While sensitive to the $US exchange rate, New Polaris is tremendously leveraged to the price of gold.  Management is currently assessing its alternatives for advancing the project through the feasibility phase.”

An NI 43-101 technical report pertaining to the preliminary assessment will be authored by Jim Gray, P. Eng. of Moose Mountain Technical Services and filed on SEDAR within 45 days.  Bruce Bried, P. Eng., is the Qualified Person who reviewed the technical disclosures herein.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring attractive gold exploration and mining projects in Mexico.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: invest@canarc.net or visit our website, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.

P:\Clients\1-Sedar\Canarc\SEC&TSE\SEC emailSchuylerNov07.doc